Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bryn Mawr Bank Corporation:

We consent to the incorporation by reference in the registration statement (No. 033-12715) on Form S-8 of Bryn Mawr Bank Corporation of our report dated June 27, 2006, with respect to the statements of net assets available for benefits of the Bryn Mawr Bank Corporation Thrift and Savings Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004, and the related supplemental schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005, annual report on Form 11-K of the Bryn Mawr Bank Corporation Thrift and Savings Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 27, 2006